PointView Capital, Inc.
Eric S. Tait
Chief Executive Officer and Director
3330 Cumberland Blvd., Suite 500 Atlanta, GA 30339

June 18, 2012

<u>Via U.S. Mail</u>

United States Securities & Exchange Commission
Attn: Tom Kluck
Legal Branch Chief
Washington, D.C.

Re: **Amendment No. 5 to Offering Statement on Form 1-A**
Filed May 25, 2012
File No. 024-10306

Dear Mr. Kluck:

I am writing in response to your letter dated June 13, 2012 in which you provide comments in connection with the above-referenced registration. This letter serves only to respond to those specific requests for information or clarification addressed in your letter that do not involve amendments to the Registration Statement. The numbered responses in this letter correspond to the numbered requests in your letter. The Commission's Comments appear in **bold** below. The Company's responses immediately follow each corresponding comment in *italics*.

<u>General</u>

1.   **We note your response to comment 1 of our comment letter dated April 24, 2012 and your disclosure that the holder of notes has the option to extend the term of the maturing note for the same term as the maturing note by giving notice to you. Please advise us whether or not you intend to register the offer and sale of notes made in connection with extensions. To the extent you intend to rely on an exemption from registration, please provide a detailed analysis as to why you believe the exemption is available.** *Any extensions will be made pursuant to a valid registration.*

<u>Strategy, page 12 of 17</u>

2.   **We note your response to comment 3 of our comment letter dated April 24, 2012. Please revise your disclosure to clarify whether you intend to purchase properties from affiliates or related party, including the principals and officers.** *The disclosure has been revised to clarify that the Company does not intend to purchase properties from affiliates or related parties, including the principals and officers. A new sentence has been added to the end of the second paragraph of this section that reads as follows:*

"The Company does not intend on acquiring any properties owned by affiliates of the Company or any related parties, including our principals and officers."

In conclusion, we look forward to your response to the revisions we have incorporated. In the meantime, please feel free to contact me if you have any further questions or comments.

Very Truly Yours,

Eric S. Tait

/s/ Eric S. Tait
CEO